                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549





                                  FORM 11-K/A




               (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended   9-30-99
                                             -----------
                                       or

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

             For the transition period from ___________to __________

                         Commission file number 0-13818



                (Full title of the Plan and address of the Plan, if different from that of the issuer named below)

           EVERGREEN HEALTHCARE EMPLOYEES' 401(k) PROFIT SHARING PLAN


             (Name of issuer of the securities held pursuant to the
               plan and the address of principal executive office)

                        MARINER POST-ACUTE NETWORK, INC.
                         ONE RAVINIA DRIVE, SUITE 1500
                               ATLANTA, GA 30346

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


Evergreen Healthcare Employees'
401(k) Profit Sharing Plan

Year ended December 31, 1998 and as of December 31, 1997 with Report of Independent Auditors

           Evergreen Healthcare Employees' 401(k) Profit Sharing Plan

                          Audited Financial Statements
                           and Supplemental Schedules


            Year ended December 31, 1998 and as of December 31, 1997

                                              CONTENTS
Reports of Independent Auditors (Ernst & Young LLP).....................................................1
Reports of Independent Auditors (Katz, Sapper & Miller, LLP)............................................2

Audited Financial Statements

Statements of Net Assets Available for Benefits.........................................................3
Statement of Changes in Net Assets Available for Benefits...............................................4
Notes to Financial Statements...........................................................................5


Supplemental Schedules

Line 27a - Schedule of Assets Held for Investment Purposes..............................................11
Line 27d - Schedule of Reportable Transactions..........................................................12

                         Report of Independent Auditors

Plan Administrator
Evergreen Healthcare Employees'
  401(k) Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of Evergreen Healthcare Employees' 401(k) Profit Sharing Plan as of December 31, 1998, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended are presented for purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                        /s/ Ernst & Young LLP


Atlanta, GA
May 10, 2002

                         Report of Independent Auditors

To the Plan Administrator
Evergreen Healthcare Employees'
  401(k) Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of Evergreen Healthcare Employees' 401(k) Profit Sharing Plan as of December 31, 1997. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of net assets available for benefits referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997, in conformity with accounting principles generally accepted in the United States.


/s/ Katz, Miller & Martin, LLP
Certified Public Accountants

Indianapolis, Indiana
June 30, 1999

           Evergreen Healthcare Employees' 401(k) Profit Sharing Plan

                 Statements of Net Assets Available for Benefits

                                                                  DECEMBER 31
                                                             1998               1997
                                                          ----------        ----------
ASSETS
Investments, at fair value                                $1,447,427        $1,988,884
Cash                                                             941                --
Accrued income                                                   830            65,534
Employer contribution receivable                                  --            59,226
Other receivable                                                  --               930
                                                          ----------        ----------
Total assets                                               1,449,198         2,114,574

LIABILITIES
Accrued administrative expenses                                8,839                --
Other liabilities                                                 --             4,717
                                                          ----------        ----------
Net assets available for benefits                         $1,440,359        $2,109,857
                                                          ==========        ==========

See accompanying notes.

           Evergreen Healthcare Employees' 401(k) Profit Sharing Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 1998

Additions to net assets attributed to:
Interest and Dividends                                         $   62,091

Deductions from net assets attributed to:
   Net depreciation in fair value of investments                   47,296
   Benefits paid                                                  675,454
   Administrative expenses                                          8,839
                                                               ----------
Total deductions                                                  731,589
                                                               ----------
Decrease in net assets available for benefits                     669,498

Net assets available for benefits:
   Beginning of year                                            2,109,857
                                                               ----------
   End of year                                                 $1,440,359
                                                               ==========

See accompanying notes.

           Evergreen Healthcare Employees' 401(k) Profit Sharing Plan

                          Notes to Financial Statements

                                December 31, 1998

1. DESCRIPTION OF THE PLAN

The following description of Evergreen Healthcare Employees' 401(k) Profit Sharing Plan (the "Plan") provides only general information. Plan participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering all active employees of Evergreen Healthcare, Inc, (the Plan Sponsor) who have completed at least 1,000 hours of service in a 12 month period and who are at least 21 years of age. Evergreen Healthcare, Inc. is a wholly owned subsidiary of Mariner Post-Acute Network, Inc. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was frozen effective December 23, 1996. Therefore, no additional employees became eligible to participate in the Plan after this date.

CONTRIBUTIONS

Beginning in 1996, there were no participant contributions to the Plan due to the Plan being frozen. Prior to 1996, Plan participants made contributions to various investments on a pre-tax basis as allowed under Section 401(k) of the Internal Revenue Code, and the Employer made matching contributions equal to 15% of the participants' elective contributions. In addition, prior to 1996 participants were allowed to make rollover contributions to the Plan using amounts distributed to them from other plans.

VESTING

Participants are 100% vested in their account balances for all employee contributions. Beginning in 1996, participants are 100% vested in matching Employer contributions due to the Plan being frozen.

           Evergreen Healthcare Employees' 401(k) Profit Sharing Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT ACCOUNTS

Each participant's account is credited with his/her contribution and an allocation of Plan earnings and losses in accordance with the terms of the Plan. Allocations of earnings and losses are based on the participant's account balance.

PAYMENT OF BENEFITS

The benefits to which a participant is entitled are the benefits that can be provided from the participant's individual account. Benefits are payable upon retirement at age 65, upon total and permanent disability, or death.

ADMINISTRATIVE EXPENSES

The Plan Sponsor pays all administrative expenses of the Plan not paid by the Plan.

PARTICIPANT LOANS

Participant loans are not available through the Plan. However, participant loans that existed under a plan maintained by a company that was subsequently acquired by the Plan Sponsor may be transferred into the Plan. These loans will maintain their original interest rates if the rates were commensurate with market rates for similar loans.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Employer has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will remain fully vested in their accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan are prepared using the accrual method of accounting.

           Evergreen Healthcare Employees' 401(k) Profit Sharing Plan

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value as reported by Fidelity Management Trust Company and UMB Bank, N.A. (the "Trustees") and are based on quoted market prices on the last day of the Plan year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATIONS

Certain amounts in the 1997 financial statements have been reclassified to conform to the current year presentation.

3. INVESTMENTS

During 1998, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                                   1998
                                                               ------------
Mariner Post Acute Network, Inc. Common Stock                  $ (159,326)
Mutual Funds                                                      112,030
                                                               ----------
                                                               $  (47,296)
                                                               ==========

           Evergreen Healthcare Employees' 401(k) Profit Sharing Plan

3. INVESTMENTS (CONTINUED)

Investments that represent 5% or more of the fair value of the Plan's net assets are as follows:

                                                                DECEMBER 31
                                                            1998             1997
                                                          --------        --------
United Missouri Bank, N.A. Money Market Fund              $111,458        $753,542
Income Fund of America                                          --         460,544
Investment Company of America                                   --         599,376
Mariner Post Acute Network, Inc., formerly
  Paragon Health Network, Inc. Common Stock                      *         149,950
Fidelity Managed Income Portfolio                          484,628              --
Fidelity Puritan Fund                                      345,342              --
Fidelity Morgan Stanley Equity Growth Fund                 468,903              --

*Amount was less than 5% of the Plan's net assets.

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated October 10, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

           Evergreen Healthcare Employees' 401(k) Profit Sharing Plan

5. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                     DECEMBER 31
                                                                 1998           1997
                                                             -----------     -----------
   Net assets available for benefits per the
     financial statements                                    $ 1,440,359     $ 2,109,857
   Amounts allocated to withdrawn participants                        --         (65,515)
                                                             -----------     -----------
   Net assets available for benefits per the
     Form 5500                                               $ 1,440,359     $ 2,044,342
                                                             ===========     ===========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                       YEAR ENDED
                                                                       DECEMBER 31,
                                                                           1998
                                                                       ------------
         Benefits paid to participants per the financial
            statements                                                  $  675,454
         Less amounts allocated on Form 5500 to
           withdrawn participants for prior year                           (65,515)
         Add:  Amounts allocated on Form 5500 to
           withdrawn participants for current year                              --
                                                                        ----------
         Benefits paid to participants per the
           Form 5500                                                    $  609,939
                                                                        ==========

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid. Amounts allocated to withdrawn participants do not include hardship withdrawals as these amounts are paid when requested.

           Evergreen Healthcare Employees' 401(k) Profit Sharing Plan

6. PARTY-IN-INTEREST TRANSACTIONS

During 1998, the Plan purchased 3,528 common shares of Mariner Post-Acute Network, Inc. ("Mariner Stock"), (formerly Paragon Health Network, Inc.) the Plan Sponsor, with a fair value of $60,002. During 1998, the Plan sold 2,149 common shares for proceeds of $14,419, resulting in a loss of $9,854. As of December 31, 1998 and 1997, the Plan held Mariner Stock with a fair value of $36,207 and $149,950, respectively.

7. SUBSEQUENT EVENTS

On January 18, 2000, the Plan Sponsor and substantially all of its subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware for relief under Chapter 11 of the United States Bankruptcy Code. The bankruptcy filing had no significant effect on the operations of the Plan.

The Evergreen HealthCare Employees' 401(k) Profit Sharing Plan merged into the Mariner Savings Plan on October 31, 2000.

                             SUPPLEMENTAL SCHEDULES

           Evergreen Healthcare Employees' 401(k) Profit Sharing Plan

                      EIN: 39-1021771     Plan Number: 001

           Line 27 a - Schedule of Assets Held for Investment Purposes


                                December 31, 1998

            (B) IDENTITY OF ISSUE, BORROWER,
                       LESSOR, OR                (C) DESCRIPTION OF INVESTMENT                        (E) CURRENT
  (A)                SIMILAR PARTY                                                   (D) COST            VALUE
-------- -------------------------------------- -------------------------------- ------------------ -----------------
   *     United Missouri Bank, N.A.             Money Market Fund                     $  111,458         $  111,458

   *     Fidelity Management Trust Company      Fidelity Managed Income
                                                  Portfolio                              484,628            484,628

   *     Fidelity Management Trust Company
                                                Fidelity Puritan Fund                    334,957            345,342

   *     Fidelity Management Trust Company      Morgan Stanley Equity Growth
                                                  Fund                                   451,594            468,903

   *     Mariner Post-Acute Network, Inc.
                                                Common Stock                              77,453             36,207

         Loans to participants                  Interest at 10%                               --                889
                                                                                      ----------         ----------
                                                                                      $1,460,090         $1,447,427
                                                                                      ==========         ==========

* Indicates a party-in-interest to the Plan.

           Evergreen Healthcare Employees' 401(k) Profit Sharing Plan

                      EIN: 39-1021771     Plan Number: 001

                 Line 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1998

                                                 (B) DESCRIPTION OF ASSET
    (A) IDENTITY OF PARTY INVOLVED       INCLUDING INTEREST RATE AND MATURITY IN    (C) PURCHASE PRICE     (D) SELLING
                                                      CASE OF A LOAN                                          PRICE
--------------------------------------- ------------------------------------------- -------------------- ----------------
CATEGORY (I) - INDIVIDUAL SECURITY TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS.

United Missouri Bank, N.A.              Money Market Fund                              $     --           $   109,000
                                                                                             --               484,535
United Missouri Bank, N.A.              Income Fund of America                               --               405,588
United Missouri Bank, N.A.              Investment Company of America                        --               594,068
Fidelity Management Trust
  Company                               Fidelity Managed Income Portfolio               482,416                    --
Fidelity Management Trust
  Company                               Fidelity Puritan Fund                           334,957                    --
Fidelity Management Trust               Morgan Stanley Equity Growth
  Company                                        Fund                                   451,594                    --


                                                             (H) CURRENT VALUE OF    (I) NET GAIN
    (A) IDENTITY OF PARTY INVOLVED         (G) COST OF       ASSET ON TRANSACTION         OR
                                              ASSET                  DATE               (LOSS)
--------------------------------------- ----------------- ----------------------- -----------------
United Missouri Bank, N.A.                 $   109,000           $   109,000         $      --
                                               484,535               484,535                --
United Missouri Bank, N.A.                     401,882               405,588             3,706
United Missouri Bank, N.A.                     542,701               594,068            51,367
Fidelity Management Trust
  Company                                      482,416               482,416                --
Fidelity Management Trust
  Company                                      334,957               334,957                --
Fidelity Management Trust
  Company                                      451,594               451,594                --


           Evergreen Healthcare Employees' 401(k) Profit Sharing Plan

                      EIN: 39-1021771     Plan Number: 001

           Line 27d - Schedule of Reportable Transactions (continued)

                          Year ended December 31, 1998

                                                 (B) DESCRIPTION OF ASSET
    (A) IDENTITY OF PARTY INVOLVED       INCLUDING INTEREST RATE AND MATURITY IN    (C) PURCHASE PRICE     (D) SELLING
                                                      CASE OF A LOAN                        PRICE              PRICE
--------------------------------------- ------------------------------------------- -------------------- ----------------
CATEGORY (III) - SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS.

United Missouri Bank, N.A.              Money Market Fund                                 $1,069,152      $          --
                                                                                                              1,711,236
United Missouri Bank, N.A.              Income Fund of America                                26,298                 --
                                                                                                  --            506,820
United Missouri Bank, N.A.              Investment Company of America                         31,697                 --
                                                                                                  --            720,557
Fidelity Management Trust
  Company                               Fidelity Managed Income Portfolio                    484,628                 --


                                                           (H) CURRENT VALUE OF    (I) NET GAIN
    (A) IDENTITY OF PARTY INVOLVED       (G) COST OF               ASSET ON              OR
                                            ASSET              TRANSACTION DATE        (LOSS)
---------------------------------------  ----------------- ------------------------ ----------------
United Missouri Bank, N.A

United Missouri Bank, N.A                 $1,069,152          $1,069,152            $      --
                                           1,711,236           1,711,236                   --
United Missouri Bank, N.A                     26,298              26,298                   --
                                             505,001             506,820                1,819
Fidelity Management Trust                     31,697              31,697                   --
  Company                                    669,503             720,557               51,054

                                             484,628             484,628                   --

There were no category (ii) or (iv) reportable transactions during 1998.

Columns (e) and (f) have not been presented as this information is not applicable.

                                    SIGNATURE



           Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                             EVERGREEN HEALTH CARE EMPLOYEES'
                                                401(k) PROFIT SHARING PLAN


                                            By:   /s/ Scott C. Harris
                                               --------------------------------
                                               Scott C. Harris, Vice-President



Dated: 06-27-2002